UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023 (Report No. 2)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Volt Lines Disposition

Effective January 6, 2023, Swvl Holdings Corp’s (“Swvl”), as well as its subsidiary Swvl Global FZE, entered into a definitive agreement with certain former shareholders (the “Former Volt Lines Shareholders”) of Volt Lines B.V. (“Volt Lines”), a private company with limited liability duly incorporated under the laws of the Netherlands and a Turkey-based B2B and Transport as a Service mobility business, to unwind its previous acquisition of Volt Lines. The Former Volt Lines Shareholders are not obligated to retransfer or cancel the tranche of their Swvl shares already received from the prior acquisition agreement.

Nasdaq Non-Compliance Notice

On January 16, 2023, Swvl issued a press release titled: “Swvl Receives Nasdaq Non-Compliance Notice.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl Receives Nasdaq Non-Compliance Notice.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: January 17, 2023	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer